Exhibit 99.2

News Release

FOR IMMEDIATE RELEASE:  MARCH 22, 2006

CONTACT:	John T. Day, President/CEO
Dennis P. Gauger, CFO
Nevada Chemicals, Inc.
801-984-0228

Nevada Chemicals, Inc. Announces 2005 Results

SALT LAKE CITY: UTAH - John T. Day, President and Chief Executive Officer of Nevada Chemicals, Inc. (NASDAQ/NMS:NCEM), today announced that for the year ended December 31, 2005, the Company had net income of $1,779,000 or $0.26 per share compared to restated net income in 2004 of $1,704,000 or $0.24 per share.  Total revenues and equity in earnings decreased to $3,072,000 in 2005, a decrease of 16% over 2004 due primarily to steadily increasing raw material costs at Cyanco.

The business activities of the Company for 2005 include a management contract with, and a 50% ownership interest in, Cyanco through a wholly owned subsidiary, Winnemucca Chemicals.  Net income from 2004 to 2005 increased 4% due primarily to increased earnings on the Company’s cash equivalents, offset by increases in general and administrative expenses due primarily to increased legal and accounting fees.

During 2005, Nevada Chemicals, Inc. announced quarterly dividends of $0.06 per share in the first quarter, increasing to $0.07 per share each quarter thereafter, for a total of $0.27 per share or $1,864,000 in dividends to shareholders of record.  The dividend for the 4th quarter was paid in January 2006.  At December 31, 2005, the Company’s balance sheet was strong, with no long-term debt, and cash and cash equivalents totaling over $2.40 per share.

Day said that he is encouraged by the increase in the price of gold during the last two years, and he anticipates that the higher gold prices will translate into greater mining activity and greater usage of sodium cyanide by the customers of Cyanco.  Day said, “However, the continued recent volatility in the price of key raw materials, in particular those related to energy, including natural gas, ammonia, caustic soda, and electricity, do affect the profitability of Cyanco.  Fortunately, most of the sales contracts have cost escalators/de-escalators to protect Cyanco as well as the customer, but there may be a lag effect of several months.  We are beginning to see increased usage of sodium cyanide due to mine expansions and new projects.”

The Board of Directors of Nevada Chemicals, Inc. has fixed the close of business on Tuesday, March 14, 2006 as the record date for the purpose of determining shareholders entitled to receive Notice of its Annual Meeting of Shareholders.  The Annual Meeting of Shareholders of Nevada Chemicals, Inc. will be held on Wednesday, May 3, 2006 at the Hampton Inn in Sandy, Utah, 10690 South Holiday Park Drive, at 2:00 p.m. local time.

Nevada Chemicals, Inc., through its 50% ownership in Cyanco, a chemical producer of sodium cyanide located in Winnemucca, Nevada, is the premier producer of cyanide for the gold mining industry of the western United States.

NEVADA CHEMICALS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

AND BALANCE SHEET DATA

	Years Ended December 31,
	2005	2004
Revenues and equity in earnings	$3,072,000	$3,657,000

Net Income	$1,779,000	$1,704,000

Net Income per Common Share, Diluted	$0.26	$0.24

Total Assets	$26,137,000	$27,061,000
Long-Term Debt	$—	$—
Stockholders’ Equity	$21,510,000	$21,354,000

Weighted Average Common Shares Outstanding - Diluted	6,954,000	6,968,000

Common Shares Issued and Outstanding at Year End	6,901,406	6,807,452

Note: The foregoing contains “forward-looking” statements that are pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995.  Editors and investors are cautioned that forward-looking statements involve risks and uncertainties that may affect the Company’s business prospects and performance.  These include, but are not limited to, economic, competitive, governmental, technological and other factors discussed in the Company’s reports to shareholders and periodic filings with the Securities and Exchange Commission, which are incorporated herein by this reference.

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